                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            POOL ENERGY SERVICES CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   732788-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Anthony G. Petrello
                             Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                              Houston, Texas 77067
                                  281/874-0035
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.












                       (Continued on the following pages)

                                  SCHEDULE 13D

CUSIP No.         732788-10-4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NABORS INDUSTRIES, INC.
     93-0711613

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)                                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                       7    SOLE VOTING POWER          --

     NUMBER OF
      SHARES           8    SHARED VOTING POWER        2,111,500
   BENEFICIALLY
     OWNED BY
       EACH            9    SOLE DISPOSITIVE POWER     --
     REPORTING
      PERSON
       WITH            10   SHARED DISPOSITIVE POWER   2,111,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,111,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.03%

14   TYPE OF REPORTING PERSON*

     CO, HC

                                  SCHEDULE 13D

CUSIP No.         732788-10-4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NABORS ALASKA DRILLING, INC.
     92-0029773

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)                                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ALASKA

                       7    SOLE VOTING POWER          --

     NUMBER OF
      SHARES           8    SHARED VOTING POWER        2,111,500
   BENEFICIALLY
     OWNED BY
       EACH            9    SOLE DISPOSITIVE POWER     --
     REPORTING
      PERSON
       WITH            10   SHARED DISPOSITIVE POWER   2,111,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,111,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.03%

14   TYPE OF REPORTING PERSON*

     CO

                                  SCHEDULE 13D

CUSIP No.         732788-10-4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARRH, INC.
     13-3521871

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                      (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)                                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                       7    SOLE VOTING POWER          --

     NUMBER OF
      SHARES           8    SHARED VOTING POWER        2,111,500
   BENEFICIALLY
     OWNED BY
       EACH            9    SOLE DISPOSITIVE POWER     --
     REPORTING
      PERSON
       WITH            10   SHARED DISPOSITIVE POWER   2,111,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,111,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.03%

14   TYPE OF REPORTING PERSON*

     CO

ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, without par value (together with associated common stock purchase rights, the "Shares") of Pool Energy Services Co., a Texas corporation ("Pool"). The principal executive offices of Pool are located at 10375 Richmond Avenue, Houston, Texas 77042.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed by Nabors Industries, Inc., a Delaware corporation ("Nabors"), and two wholly owned subsidiaries, Nabors Alaska Drilling, Inc., an Alaska corporation ("NADI"), and ARRH, Inc., a Delaware corporation ("ARRH"). The principal executive offices of Nabors and ARRH are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067. The principal executive officers of NADI are located at 2525 C Street, Suite 200, Anchorage, Alaska 99503.

Nabors provides contract drilling and other oilfield services on a worldwide basis. Nabors actively markets over 400 land drilling rigs worldwide. Offshore, Nabors operates 25 platform rigs, six jack-ups and two barge rigs. Nabors participates in most of the significant oil, gas and geothermal drilling markets in the world. Nabors also manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield engineering, civil construction, logistics and facility maintenance, and project management, services.

Attached as Schedule A, and incorporated by reference in this Schedule 13D, is a table setting forth the name, business address, principal occupation or employment and citizenship of each director and executive officer of Nabors, NADI and ARRH.

During the last five years, none of Nabors, NADI, ARRH, nor, to the best knowledge of Nabors, NADI and ARRH, any director or executive officer of Nabors, NADI or ARRH has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the close of business on November 12, 1998, Nabors, through subsidiaries, had purchased 2,111,500 Shares in a series of open market transactions, for an aggregate of $25,127,212, including commissions. Nabors obtained the funds for these transactions from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION

Nabors, through subsidiaries, originally began acquiring the Shares in late 1993 in order to obtain an equity position in Pool.

On September 13, 1993, Eugene M. Isenberg, Anthony G. Petrello and Warren Berman, directors of Nabors, had dinner with James T. Jongebloed and Ernest J. Spillard, both executive officers of Pool. The purpose of the meeting was to enable the executives to become better acquainted and to introduce Mr. Petrello to Messrs. Jongebloed and Spillard. Nabors' representatives expressed an interest in pursuing joint purchasing or other arrangements that could be of mutual benefit. No specific proposals were discussed and no specific further actions decided upon. During April 1994, Mr. Isenberg telephoned Mr. Jongebloed to inquire whether he had any interest in meeting to examine alternatives of working together for the mutual benefit of each company's shareholders. No further discussions took place at that time.

Nabors continued to purchase Shares, and filed a Schedule 13D reporting the acquisition of 867,500 Shares (then constituting 6.4% of Pool's outstanding Shares) on May 26, 1994. Shortly thereafter, in June 1994, Pool adopted a number of antitakeover tactics, including but not limited to adoption of a shareholder rights agreement, or "poison pill". Pool also announced that it had adopted a new strategic plan.

In the summer of 1994, Mr. Isenberg, Mr. Petrello and Mr. Christopher P. Papouras of Nabors met with Mr. Jongebloed and Pool's investment advisors to discuss whether Pool had any interest in pursuing a merger, joint venture or other combination in which Nabors and Pool could jointly improve profitability via improved asset utilization, reducing capital expenditures or reducing operating expenses. Mr. Jongebloed indicated that Pool was not interested in pursuing any potential opportunities with Nabors, and that Pool was planning to implement its own, newly adopted, strategic plan.

In light of the opposition of Pool's management, Nabors decided to retain a substantial investment in Pool, and to see whether Pool's management could realize the potential values for Pool's shareholders that had initially attracted Nabors as an investor and potential partner. In July 1996, Pool issued an additional 4,600,000 Shares and, as a result, Nabors ownership of Shares dropped below 5%. Subsequently, in February 1997, Nabors filed a final amendment to its original Schedule 13D filing, noting that Nabors no longer was subject to the reporting requirements of that form. However, since 1994, Nabors has continuously owned at least 867,500 Shares.

In the summer of 1998, through intermediaries, Nabors again approached Pool regarding the potential benefits of a combination of the two companies. Pool's representatives reported that Pool's management was not at that time open to pursuing discussions. On October 12, 1998, Nabors sent a letter to the Board of Directors of Pool containing a proposal to acquire all of the outstanding Shares of Pool for consideration payable at least 51% in Nabors stock and having a value as of October 9, 1998, the last day prior to the proposal, of $12.50 per Share. In that letter, Nabors also stated that it would consider offering a higher price if Pool could demonstrate additional value from that discernable from publicly available information. Nabors offered to meet with representatives of Pool to work together to structure a transaction acceptable to Pool. By letter dated October 26, 1998, Pool rejected the offer, indicating that Pool was not interested in pursuing the discussions with Nabors proposed in the October 12 letter, and that Pool was committed to implementing its own strategic plans.

On October 28, 1998, Nabors urged Pool to reevaluate the proposal pursuant to which Nabors would acquire all the outstanding Shares of Pool for consideration equal to 0.481 Nabors shares and $6.125 in cash for each outstanding Share of Pool, having an implied value of $14.72 per Pool Share based on Nabors' closing stock price on October 27, 1998. Nabors reiterated that it would consider offering a higher price if Pool could demonstrate additional value. Nabors issued a press release on October 30, 1998, announcing its proposal and setting forth the text of the October 28 letter.

On October 30, 1998, Pool sent a letter to Nabors rejecting Nabors' offer.
Pool asserted that it was not interested in pursuing the discussions with Nabors outlined in its October 12 letter, and that Pool was committed to implementing its own strategic plans. Pool also issued a press release to the same effect, setting forth the text of Pool's October 30 letter to Nabors.

Copies of the letters and press releases are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated by this reference.

Nabors is evaluating alternatives available to it which will result, in its judgement, in maximizing shareholder value. The alternatives which Nabors will evaluate include, but are not limited to, the following: (i) holding Shares for investment purposes; (ii) seeking cooperation between Pool and Nabors to capitalize on each company's capabilities; (iii) making further contact with Pool, Pool's representatives and other persons interested in Pool, for the purpose of discussing the above or an amended proposal for a merger or other business combination; (iv) seeking appropriate representation on Pool's Board of Directors and/or changes in Pool's Board of Directors or management that Nabors considers appropriate; (v) pursuing any other arrangement or transaction Nabors determines will result in maximizing shareholder value; (vi) seeking to obtain control of Pool; (vii) acquiring additional Shares, at prices and times Nabors considers appropriate, through other open market purchases, privately negotiated transactions, by tender or exchange offer or otherwise, in connection with one or more of the preceding alternatives set forth in (i) - (vi); and (viii) disposing of some or all of the Shares held by it in the open market or in privately negotiated transactions.


Although the foregoing activities represent the range of activities within the current contemplation of Nabors, it should be noted that the activities within such contemplated range are subject to change at any time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of November 12, 1998, Nabors beneficially owned an aggregate of 2,111,500 Shares, representing approximately 10.03% of the total number of Shares stated to be outstanding as of September 30, 1998 in Pool's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 (21,043,898 Shares). All such Shares were acquired by Nabors through open market purchases by wholly-owned subsidiaries.

         (b) Nabors, NADI and ARRH have shared power to vote and to dispose of the Shares owned by them. To the best knowledge and belief of Nabors, NADI and ARRH, except as set forth herein, none of the directors nor executive officers of Nabors, NADI or ARRH beneficially own any Shares.

         (c) Attached hereto as Schedule B and incorporated herein by reference is certain information with respect to all transactions in the Shares effected by Nabors or its subsidiaries during the past 60 days.

         (d) No person other than Nabors, NADI and ARRH has the right to receive dividends from, or the proceeds from the sale of, the Shares beneficially owned by Nabors, NADI and ARRH.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Letter from Nabors Industries, Inc. to Pool Energy Services Co. dated October 12, 1998 (incorporated by reference to Exhibit 99.1 to the Nabors Industries, Inc.

              Current Report on Form 8-K dated October 12, 1998, Commission File No. 1-9245).

Exhibit 99.2 Letter from Pool Energy Services Co. to Nabors Industries, Inc. dated October 26, 1998 (incorporated by reference to Exhibit 99.2 to the Nabors Industries, Inc. Current Report on Form 8-K dated October 12, 1998, Commission File No. 1-9245).

Exhibit 99.3 Letter from Nabors Industries, Inc. to Pool Energy Services Co. dated October 28, 1998 (incorporated by reference to Exhibit 99.3 to the Nabors Industries, Inc. Current Report on Form 8-K dated October 12, 1998, Commission File No. 1-9245).

Exhibit 99.4 Nabors Industries, Inc. Press Release dated October 30, 1998 (incorporated by reference to Exhibit 99.4 to the Nabors Industries, Inc. Current Report on Form 8-K dated October 12, 1998, Commission File No. 1-9245).

Exhibit 99.5 Letter from Pool Energy Services Co. to Nabors Industries, Inc. dated October 30, 1998 (incorporated by reference to Exhibit 99.5 to the Nabors Industries, Inc. Current Report on Form 8-K dated October 30, 1998, Commission File No. 1-9245).

Exhibit 99.6  Pool Energy Services Co. Press Release dated October 30, 1998.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           NABORS INDUSTRIES, INC.


Date:    November 13, 1998                 /s/ ANTHONY G. PETRELLO
                                           -----------------------------
                                           Anthony G. Petrello
                                           President and Chief Operating Officer



                                           NABORS ALASKA DRILLING, INC.


Date:    November 13, 1998                 /s/ RICHARD A. STRATTON
                                           -----------------------------
                                           Richard A. Stratton
                                           Vice President



                                           ARRH, INC.


Date:    November 13, 1998                 /s/ ANTHONY G. PETRELLO
                                           -----------------------------
                                           Anthony G. Petrello
                                           President

                                   SCHEDULE A


Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Nabors, NADI and ARRH. The name of each person who is a director of Nabors is marked with an asterisk. All of the individuals listed in this Schedule are U.S. citizens except Mr. Schmidt who is a citizen of Germany. Unless otherwise indicated, the business address of each person listed below is 515 West Greens Road, Suite 1200, Houston, Texas 77067.

Name and Business Address               Principal Occupation or Employment
-------------------------               ----------------------------------
Eugene M. Isenberg*                 Chairman of the Board and Chief Executive
                                    Officer of Nabors

Anthony G. Petrello*                President and Chief Operating Officer of
                                    Nabors; Director, President and Assistant
                                    Secretary of ARRH

Richard A. Stratton*                Vice Chairman of the Board of Directors of
                                    Nabors; Vice President of NADI

Gary T. Hurford*                    President of Hunt Oil Company
Hunt Oil Company
Fountain Place
1445 Ross at Field
Dallas, TX  75202-2785

Hans W. Schmidt*                    Retired President of Deutag Drilling, a
                                    subsidiary of C. Deilman A.G. Investment
                                    Business Consultant

Myron M. Sheinfeld*                 Senior Partner of the law firm of Sheinfeld,
& Kay                               Maley Sheinfeld, Maley & Kay
3700 First City Tower
Houston, TX  77002

Jack Wexler*                        International Business Consultant
205 Oceanway
Vero Beach, FL  32963

Martin J. Whitman*                  Chairman, President and Chief
767 Third Avenue                    Executive Officer of Third Avenue
New York, NY  10017-2023            Value Fund, Inc. (an open-end
                                    Investment company)

Bruce P. Koch                       Vice President -- Finance of Nabors

Daniel McLachlin                    Vice President -- Administration and
                                    Corporate Secretary of Nabors; Director and
                                    Secretary of ARRH

Name and Business Address               Principal Occupation or Employment
-------------------------               ----------------------------------
Mark Lindsey                        Director, Vice President-Finance and
2525 C Street, Suite 200            Secretary/Treasurer of NADI
Anchorage, Alaska  99503

James H. Denney                     Director and President of NADI
2525 C Street, Suite 200
Anchorage, Alaska  99503

Jay L. Weidenbach                   Director of NADI
2525 C Street, Suite 200
Anchorage, Alaska  99503

Christopher P. Papouras             Director and Vice President of ARRH

                                   SCHEDULE B


         During the past 60 days a wholly owned subsidiary of Nabors purchased Shares in open market transactions on the NASDAQ - National Market System as described below.

                 DATE              NUMBER OF SHARES         PURCHASE PRICE
                 ----              ----------------         --------------
           November 3, 1998            17,500                  $13.938
           November 3, 1998            17,500                  $14.188
           November 4, 1998            45,000                  $14.188
           November 4, 1998            40,000                  $14.063
           November 5, 1998            75,000                  $14.063
           November 5, 1998             5,000                  $14.050
           November 5, 1998            45,000                  $14.110
           November 6, 1998            75,000                  $14.050
           November 6, 1998            10,000                  $14.080
           November 6, 1998            38,000                  $14.175
           November 6, 1998             4,000                  $14.240
           November 6, 1998            12,000                  $14.300
           November 9, 1998            20,000                  $14.300
           November 9, 1998            40,000                  $14.365
           November 9, 1998            50,000                  $14.425
           November 9, 1998            10,000                  $14.460
           November 9, 1998            40,000                  $14.480
          November 10, 1998            50,000                  $14.300
          November 10, 1998            35,000                  $14.238
          November 10, 1998            15,000                  $14.196
          November 10, 1998            25,000                  $14.175
          November 10, 1998            25,000                  $14.113
          November 10, 1998            67,500                  $14.060
          November 10, 1998            12,500                  $14.050
          November 10, 1998            20,000                  $13.988
          November 10, 1998            25,000                  $13.925
          November 10, 1998            20,000                  $13.863
          November 11, 1998            50,000                  $13.920
          November 11, 1998            10,000                  $14.000
          November 11, 1998            10,000                  $13.925
          November 11, 1998            85,000                  $13.955
          November 11, 1998            25,000                  $13.860
          November 12, 1998             6,000                  $13.425
          November 12, 1998             5,000                  $13.435
          November 12, 1998             5,000                  $13.500
          November 12, 1998             5,000                  $13.675
          November 12, 1998            39,000                  $13.810
          November 12, 1998            10,000                  $13.935

                                  EXHIBIT INDEX


Exhibit 99.1  Letter from Nabors Industries, Inc. to Pool Energy Services Co.
              dated October 12, 1998 (incorporated by reference to Exhibit 99.1 to the Nabors Industries, Inc. Current Report on Form 8-K dated
              October 12, 1998, Commission File No. 1-9245).

Exhibit 99.2  Letter from Pool Energy Services Co. to Nabors Industries, Inc.
              dated October 26, 1998 (incorporated by reference to Exhibit 99.2 to the Nabors Industries, Inc. Current Report on Form 8-K dated
              October 12, 1998, Commission File No. 1-9245).

Exhibit 99.3  Letter from Nabors Industries, Inc. to Pool Energy Services Co.
              dated October 28, 1998 (incorporated by reference to Exhibit 99.3 to the Nabors Industries, Inc. Current Report on Form 8-K dated
              October 12, 1998, Commission File No. 1-9245).

Exhibit 99.4  Nabors Industries, Inc. Press Release dated October 30, 1998
              (incorporated by reference to Exhibit 99.4 to the Nabors
              Industries, Inc. Current Report on Form 8-K dated October 12,
              1998, Commission File No. 1-9245).

Exhibit 99.5  Letter from Pool Energy Services Co. to Nabors Industries, Inc.
              dated October 30, 1998 (incorporated by reference to Exhibit 99.5 to the Nabors Industries, Inc. Current Report on Form 8-K dated
              October 30, 1998, Commission File No. 1-9245).

Exhibit 99.6  Pool Energy Services Co. Press Release dated October 30, 1998.